Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement

Continuing Connected Transaction

Reference is made to the announcement of the Company dated 8 December 2020 in relation to the 2020 Agreement entered into among the Company, the Baishawan Branch and Sinopec Reserve, which will expire on 31 December 2023. The New Framework Agreement will be entered into among the Company, the Baishawan Branch and Sinopec Reserve. The fourth meeting of the eleventh session of the Board of the Company was convened on 14 December 2023, and considered and approved the New Framework Agreement to be signed by the Company, the Baishawan Branch and Sinopec Reserve, as well as the Annual Cap for the year ending 31 December 2024 thereunder. The New Framework Agreement will be signed before 31 December 2023.

As at the date of this announcement, Sinopec Group is the de facto controller of the Company, and Sinopec Reserve is a wholly-owned subsidiary of Sinopec Group. According to the Shanghai Listing Rules and Chapter 14A of the Hong Kong Listing Rules, Sinopec Reserve is a connected (related) person of the Company. Therefore, the New Framework Agreement and transaction contemplated thereunder constitute continuing connected transaction of the Company.

In accordance with Rule 14A.76(2) of the Hong Kong Listing Rules, as one or more of the applicable percentage ratios (as defined in the Hong Kong Listing Rules) in respect of the Annual Cap for the New Framework Agreement will exceed 0.1% but will be less than 5%, the transaction under the New Framework Agreement is subject to the reporting and announcement requirements, but is exempted from the circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules. In accordance with Rule 6.3.7 of the Shanghai Listing Rules, the transaction under the New Framework Agreement is not subject to approval at general meeting of the Company.

1.	INTRODUCTION

Reference is made to the announcement of the Company dated 8 December 2020 in relation to the 2020 Agreement entered into among the Company, the Baishawan Branch and Sinopec Reserve, which will expire on 31 December 2023. The New Framework Agreement will be entered into among the Company, the Baishawan Branch and Sinopec Reserve. The fourth meeting of the eleventh session of the Board of the Company was convened on 14 December 2023, and considered and approved the New Framework Agreement to be signed by the Company, the Baishawan Branch and Sinopec Reserve, as well as the Annual Cap for the year ending 31 December 2024 thereunder. The New Framework Agreement will be signed before 31 December 2023.

Pursuant to the New Framework Agreement, the Baishawan Branch will provide crude oil storage services to the Company, including oil tanks with a total volume of 950,000 cubic meters for the year ending 31 December 2024 with annual storage fees not exceeding RMB114 million (inclusive of value-added tax).

2.	CONNECTED PERSONS AND CONNECTED RELATIONSHIP

As the Baishawan Branch is a branch office of Sinopec Reserve and is not a separate legal entity, the New Framework Agreement shall be binding upon, and all rights and obligations thereunder shall be ultimately assumed by Sinopec Reserve. As at the date of this announcement, Sinopec Group is the de facto controller of the Company, and Sinopec Reserve is a wholly-owned subsidiary of Sinopec Group. According to the Shanghai Listing Rules and Chapter 14A of the Hong Kong Listing Rules, Sinopec Reserve is a connected (related) person of the Company. Therefore, the New Framework Agreement and transaction contemplated thereunder constitute continuing connected transaction of the Company.

The general information of Sinopec Reserve is set out below:

Name of enterprise	Sinopec Petroleum Reserve Company Limited

Unified social credit code	91110000710934860Y

Type of enterprise	Limited liability company (solely owned by legal person)

Place of incorporation	Room 1921, Building 22, Chaoyangmen North Street, Chaoyang District, Beijing, the PRC

Principal place of business	Building 22, Chaoyangmen North Street, Chaoyang District, Beijing, the PRC

Legal representative	Chen Yaohuan

Registered capital	RMB51,428,518,200

Principal business	crude oil wholesaling, the sales and storage of crude oil, import and export business, investment and construction of petroleum storage facilities, and lease of machinery and equipment

Substantial shareholder	Sinopec Group holding 100% interests

Financial information for recent year and period	As of 30 September 2023, the total assets, total liabilities, net assets, operating income and net profit amounted to RMB95,639.67 million, RMB53,039.76 million, RMB42,599.91 million, RMB29,938.84 million and RMB124.33 million, with a gearing ratio of 55.46%.

As of 31 December 2022, the total assets, total liabilities, net assets, operating income and net profit amounted to RMB116,457.59 million, RMB70,185.25 million, RMB46,272.34 million, RMB20,683.91 million and RMB2,406.16 million, with a gearing ratio of 60.27%.

The general information of Baishawan Branch is set out below:

Name of enterprise	Baishawan branch of Sinopec Petroleum Reserve Company Limited

Unified social credit code	9133048205011177X6

Type of enterprise	a limited liability branch company (invested or controlled by a single non-natural person)

Place of business	North of Zhaquan Avenue, Dushangang Town, Pinghu (Room 201, Building 3, Development and Construction Management Committee, Dushangang District, Pinghu)

Responsible person	Xu Binyuan

Date of establishment	25 June 2012

Operating period	no fixed term

Principal business	general items: lease of machinery and equipment; undertake the engineering construction business of the headquarters. licensed items: crude oil storage; crude oil wholesaling; import and export of goods; import and export of goods under state-owned trade management; operation of hazardous chemicals

3.	THE NEW FRAMEWORK AGREEMENT

The key terms of the New Framework Agreement are as follows:

Parties to the New Framework Agreement

The Company, the Baishawan Branch (as storage services provider), and Sinopec Reserve (to supervise and manage the strict compliance with the New Framework Agreement by the Baishawan Branch and to assist the Company on using tanks and related matters).

Subject Matter and Term of the New Framework Agreement

The New Framework Agreement is expected to be signed before 31 December 2023.

Under the New Framework Agreement, the Baishawan Branch shall provide crude oil storage services to the Company for a one-year term, which will commence on 1 January 2024 and expire on 31 December 2024.

Storage Fees

The expected storage fees payable by the Company to the Baishawan Branch in 2024 are RMB114 million (inclusive of value-added tax). The Company shall pay the storage fees monthly and check the amounts of the current month with the Baishawan Branch before the 20th day of each month.

Other Expenses

The Company will arrange insurance on its own for oil products stored in the storage tanks and bears the corresponding insurance costs. Sinopec Reserve is responsible for entrusting an independent commodity inspection company with relevant qualifications to carry out independent commodity inspection business for the Company and bear relevant commodity inspection fees.

Historical Transaction Amounts and Annual Caps

Year	Products or services	Related parties	Expiration date of the 2020 Agreement	Annual cap (RMB million)	Actual amount incurred (RMB million)
2021	crude oil storage services	provided by Sinopec Reserve and Baishawan Branch to the Group	three years, expiring on 31 December 2023	114	114
2022				114	114
As of 30 September 2023				114	85.5

*	The Annual Caps and actual amounts incurred in the above table include value-added tax.

Annual Cap

The aggregate annual transaction amounts payable by the Company to the Baishawan Branch for 2024 shall not exceed RMB114 million (inclusive of value-added tax).

4.	CALCULATION BASIS OF THE ANNUAL CAP

While estimating the Annul Cap for the storage fees, the Company referred to the historical transaction fees and enquired Sinopec Reserve about the fees payable by the independent third parties for storage services. After comparison, the Company is of the view that the aggregate fees payable under the New Framework Agreement for each 100,000 m3 oil tank are not higher than those payable by the independent third parties to Sinopec Reserve.

5.	REASONS FOR AND BENEFITS OF ENTERING INTO THE NEW FRAMEWORK AGREEMENT

The Company has reinforced its production and management in recent years in order to maximize efficiency. Through the New Framework Agreement, the Company will be able to simplify the process of temporary adjustment in crude oil deployment and transportation in accordance with its operational needs and ensure the stable operation of its facilities. At the same time, the New Framework Agreement can increase the Company’s flexibility of crude oil deployment and expand the room for optimizing crude oil feedstock.

The Board (including independent non-executive Directors) is of the view that the terms of the New Framework Agreement and the Annual Cap for the year ending 31 December 2024 are entered into in the usual and ordinary course of business on common commercial terms, are fair and reasonable and in the interests of the Company and its Shareholders as a whole. The New Framework Agreement and the transaction thereunder are governed by fair, equitable and open pricing principles. It will not adversely affect the Company’s future financial situation or operating results, nor will it cause reliance on the connected parties or affect the Company’s independence.

6.	IMPLICATION UNDER THE HONG KONG LISTING RULES AND THE SHANGHAI LISTING RULES

In accordance with Rule 14A.76(2) of the Hong Kong Listing Rules, as one or more of the applicable percentage ratios (as defined in the Hong Kong Listing Rules) in respect of the Annual Cap for the New Framework Agreement will exceed 0.1% but will be less than 5%, the transaction under the New Framework Agreement is subject to the reporting and announcement requirements, but is exempted from the circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules. In accordance with Rule 6.3.7 of the Shanghai Listing Rules, the transaction under the New Framework Agreement is not subject to approval at general meeting of the Company.

7.	BOARD APPROVAL

The Company convened the first special meeting of independent Directors of the eleventh session of the Board on 13 December 2023. All the independent non-executive Directors including Mr. Tang Song, Mr. Chen Haifeng, Mr. Yang Jun, Ms. Zhou Ying and Mr. Huang Jiangdong agreed on the New Framework Agreement and the Annual Cap thereunder for the year ending 31 December 2024, and approved to submit the relevant resolution to the Board for consideration.

The Company convened the fourth meeting of the eleventh session of the Board on 14 December 2023. The Board approved the New Framework Agreement and the Annual Cap thereunder for the year ending 31 December 2024. The Directors, Mr. Wan Tao, Mr. Du Jun and Mr. Xie Zhenglin, due to their positions held in the connected persons of the Company, are deemed to be interested in the relevant transaction and therefore abstained from voting at the meeting of the Board.

8.	GENERAL INFORMATION

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products.

9.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Annual Cap(s)”	Annual maximum total amount

“Baishawan Branch”	Baishawan branch of Sinopec Petroleum Reserve Company Limited

“Board”	the board of directors of the Company

“Sinopec Reserve”	Sinopec Petroleum Reserve Company Limited, 100% owned by Sinopec Group with the ultimate beneficial owner being the State-owned Assets Supervision and Administration Commission of the State Council

“Sinopec Group”	China Petrochemical Corporation, a limited liability company (state-owned enterprise) incorporated in the PRC

“the Company”	Sinopec Shanghai Petrochemical Company Limited, a joint stock company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00338) as well as on the Main Board of the Shanghai Stock Exchange (stock code: 600688), with the ultimate beneficial owner being the State-owned Assets Supervision and Administration Commission of the State Council

“Director(s)”	the director(s) of the Company, including independent non- executive directors

“Group”	the Company with its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“2020 Agreement”	the storage service agreement entered into among the Company, the Baishawan Branch and Sinopec Reserve, which will expire on 31 December 2023

“New Framework Agreement”	the agreement to be entered into among the Company, the Baishawan Branch and Sinopec Reserve for the provision of storage service by the Baishawan Branch to the Company

“PRC” or “China”	The People’s Republic of China and, for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	Rules Governing the Listing of Stocks on Shanghai Stock Exchange

“Shareholder(s)”	the shareholder(s) of the Company

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited Liu Gang
Joint Company Secretary

Shanghai, the PRC, 14 December 2023

As at the date of this announcement, the executive Directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive Directors of the Company are Xie Zhenglin and Qin Zhaohui; and the independent non-executive Directors of the Company are Tang Song, Chen Haifeng, Yang Jun, Zhou Ying and Huang Jiangdong.